Premier Oil Field Services, Inc.
270 Southern Drive
Royce City, Texas 75819-5704

September 30, 2010

Ms. Anne Parker
Mr. Parker Morrill
Mr. Don Delaney
Mr. Chris White
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Premier Oil Field Services, Inc.
Form S-1
File No. 333-168089

Dear Ms. Parker, Mr. Morrill, Mr. Delaney and Mr. White,

Following are responses to your comment letter dated August 11, 2010

General

1.	Please monitor the need to update your financial statements and related disclosure, in accordance with Rule 3-12 of Regulation S-X.

Answer: We are aware of and are monitoring our compliance with Regulation S-X.

2.	Please update your table of contents, and be sure that it is located on either the inside front or outside back cover page of the prospectus.

Answer: We have moved the table of contents to the inside front page of the prospectus.

Cover Page

3.	Please include and check the box indicating that you are a smaller reporting company.

Answer: We have included and checked the box indicating that we are a smaller reporting company.

4.
Please revise your cover page to state that you have not made any arrangements to place the funds in an escrow, trust, or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K. In addition, provide a related risk factor.

Answer: We have revised the cover page to state that we have not made any arrangements to place the funds in an escrow, trust, or similar account. A risk factor has been added to the Risk Factors section that explains the risks to investors.

Prospectus Summary, page 2

Our Company, page 2

5.
In the last paragraph of this section, you state that, in Note 6 to your financial statements, your “independent accountants discuss a substantial doubt that [you] can continue as a going concern.” However, your accountants’ expression of the doubt is contained in their report on page F-13 of the filing. Your disclosure in Note 6 to your financial statements is meant to express your view of your ability to continue as a going concern. Accordingly, please revise your disclosure to eliminate this inconsistency. Additionally, we note that you make this same disclosure several times throughout the filing. Please ensure that corresponding revisions are made to each similar disclosure.

Answer: We have changed the statement to eliminate the inconsistency and have updated the same throughout the document.

Summary Financial Data, page 3

6.
In the line item indicating your “Stockholders’ Equity,” please re-label this description to indicate “Stockholders’ Equity/(Deficit),” as your most recent period presented reflects a deficit balance. Please ensure that corresponding revisions are made to any similar disclosures throughout your filing.

Answer: We note your comment and have amended our description in this section and throughout the document from “Stockholders’ Equity” to Stockholders’ Equity/(Deficit)”.

Risk Factors, page 4

7.
You identify a number of risks in your Business and MD&A sections that do not appear under Risk Factors. Please revise your Risk Factors sections to include, as you state in the opening paragraph, all known or anticipated material risks.

Answer: We have added risk factors and revised the language of our MD&A to disclose all known or anticipated risks.

The nature of our business is dependent on a number of factors, page 4

8.	Please remove this risk factor and list all risks separately. Each risk factor must be set forth under a subcaption that adequately describes the risk.

Answer: Our risk factors have been updated and revised to show the risks as individual factors.

Plan of Distribution, page 7

9.
We note your statement that “Changes in the material terms of this offering and the effective date of this registration statement will terminate the original offer and subscribers would then be entitled to a refund.” Please revise to clarify that, with the sole exception of the extension of the offering period beyond January 15, 2011, any modifications to the terms of the offering will require you to return all proceeds to the investors and institute a new offer by means of a post-effective amendment or another filing. With respect to the extension of the offering period beyond January 15, 2011, please disclose that you will file a post-effective amendment informing purchasers that their money will be refunded pursuant to the terms described in the prospectus unless they make an affirmative statement that they wish to subscribe to the extended offer.

Answer: This statement has been revised and additional language has been added to clarify that investors will get their funds back in the event of any modification to the terms of the offering. Language has also been added re: post-effective amendment and subscription to the extended offer.

10.
Please disclose whether your sole officer and director will be able to purchase securities in order to meet the minimum subscription. If so, please disclose the amount of securities that may be purchased and, where such amount is material, include risk factor discussion.

Answer: In the concluding sentence of the first paragraph of the Plan of Distribution, it states “Officers, directors and affiliates will not be able to purchase shares in this offering.” We have also added this disclosure to the Prospectus Summary section.

Description of Business, page 10

11.	Provide further explanation and the basis for your statement that “CTM work-over motors have a proven record of reliable operation and exceptional drilling performance.”

Answer: We note your comment and have removed entire sentence. It has been replaced with a fuller explanation of services in the fourth paragraph of the Description of Business.

12.	We note your reference to “Drilling services” in the last paragraph of page 10. Please clarify what this refers to and whether you provide services, products for sale, or both.

Answer: We have provided a more robust explanation of services in the first paragraph of the Description of Business. Additionally, as we provide services, not manufactured products, we deleted all references to products in the filing.

13.
Your disclosure here indicates that you primarily generate revenue from the sale of motors designed for work-over and coil tubing drilling. However, the disclosure in other sections of your filing suggests that you primarily generate revenue from drilling services. For example, your revenue concentration disclosure on page F-25 states that “approximately 44.8% of the Company’s revenue for the year ended December 30, 2009 was generated from services performed for an entity controlled by the Company’s Chief Executive Officer.” In addition, your material changes in results of operations discussion on page 16 indicates that revenues are primarily generated from services, not the sale of products. Please revise your description of business disclosure to clarify how you generate revenue. Please disclose the percentage of your revenue that is generated from services and the sale of products.

Answer: We have provided a more robust explanation of services in the first paragraph of the Description of Business. Additionally, as we provide services, not manufactured products, we deleted all references to products in the filing.

14.	Include a discussion of your relationship with the “smaller oil fields” mentioned on page 16 in your MD&A.

Answer: Pursuant your request, we inserted a paragraph explaining our relationship with “smaller oil fields” at bottom of page 10.  As opposed to smaller fields we contract with independent companies.

15.	Discuss the sources, or the production, of your products and equipment.

Answer: Pursuant to your request, we inserted a paragraph discussing the sources of our equipment. Paragraph inserted at bottom of page 10.

Dependence on One or a Few Major Customers, page 11

16.
We note you had three customers in 2009 and 2008, from which you derived the majority of your revenues. Please expand your disclosure to provide the names of each major customer from whom you derived more than 10% of your total revenues, as required by Item 101(C)(1)(vii) of Regulation S-K, or tell us why you believe this disclosure is not required. File any contracts with these customers or explain why the loss of the two smaller customers would not have a material adverse effect on you. Please also refer to comment 26 below regarding your largest customer.

Answer: We have expanded our disclosure and provided the names of each of our customers from which we derived more than 10% of our total revenues, as required by Item 101(C)(1)(vii) of Regulation S-K.  We also updated Footnote 9 to the 2009 financial statements to include the customer names.  We have no contracts with our customers as each job is contracted by quote / purchase order.

17.
Explain the purpose of including the Oil & Gas Journal’s article in your registration statement. Clarify your connection to any drilling processes that you anticipate may become subject to further scrutiny by government regulators. Explain your involvement in offshore oil and gas activities.

Answer: The link to the article has been removed as there was not much relevance to the discussion. We are not involved in any offshore oil and gas activities.

18.
Please confirm that by providing a third-party website address in your registration statement you are adopting the content of the website and willing to accept antifraud liability under the applicable securities laws for the content of the website. In addition, we note that this website requires a paid subscription in order to access it. Please provide us with a copy of the article. As this article is not freely available to the public, please file the consent of the author as an exhibit to the registration statement. Alternatively, remove the website address and reference from the registration statement.

Answer: We deleted in its entirety the Oil & Gas Journal’s article. The article required a subscription to access it and we would be assuming the liability for its content. We determined the article was not material to our filing. We then state, per your request, we are not involved in any offshore drilling operations.

Industry and Competitors, page 12

19.	Quantify the impact of your “improved equipment utilization.” If this contributed to a material change, include this in your discussion of Results of Operations in your MD&A.

Answer: This has been quantified by way of two clarifying sentences our statement of “improved equipment utilization”. These sentences were inserted into the second paragraph under Industry and Competitors.

Future Indebtedness & Financing, page 14

20.
Clarify whether receiving the minimum amount of funds from this offering will address the cash flow and liquidity problems you mention in the fourth paragraph of this page. In this regard, we note your statement on pages 4 and 15 that if you raise the $60,000 minimum amount from this offering, you will meet your liquidity needs for the next 12 months. Given that you had a working capital deficit of $214,912 at March 31, 2010, please clarify your liquidity needs and how the $60,000, if raised, will address these needs for the next 12 months. Please provide this information in all relevant places in the prospectus where you have discussed your capital needs.

Answer: We note your comment and although we have negative working capital of $257,966 at June 30, 2010, believe that the minimum offering of $60,000 will be sufficient to cash flow our business for the next 12 months.  This is based on the following:

Current situation as of June 30, 2010:

●	We have had a significant non-recurring item that if backed out would reduce the unfavorable working capital balance:
●	Accounts Payable accrual of $148,492 for the VARCO lawsuit (please see Legal Proceedings section)
●	This would improve working capital to negative $109,474

●	We have positive cash flows in the six months ending June 30, 2010 of $8,325.
●	With raising the minimum of $60,000 we plan to spend $36,000 to directly impact revenue.
●	Marketing $3,000
●	Equipment $18,000
●	Salaries / Commissions $15,000
●	These three categories will drive revenues and will be incremental on top of current levels.
●
Although we don’t have any actual data we do have professional expertise that has been derived over many years in the business.  This expertise leads us to believe that when we add this level of spending directly in the sales lead area, we typically experience a multiple times payback in the first 12 months.

Legal Proceedings, page 14

21.
Your disclosure states that you were served with a lawsuit from National Oilwell Varco LP, which you assert is without merit, as the services in question were not requested or performed by National Oilwell Varco LP. You also state that, in order to be conservative, you have accrued an amount that will fully cover the lawsuit and all legal expenses related to the lawsuit. Please clarify how your accounting for this contingency complies with FASB ASC Topic 450-20-30. In this regard, explain how you determined that the loss is probable and clarify how you estimated the loss. In addition, explain how you determined that it is appropriate to accrue for the potential legal costs as opposed to recording that costs as incurred.

Answer: Our accounting for this contingency, although we believe that the suit is without merit, complies with ASC Topic 450-20-30 because due to the size of VARCO and the resources it has at its disposal, we believe that the loss is probable.  In short, the loss is estimable and probable, therefore, it was accrued.

The loss was estimated on the amount included in VARCO’s lawsuit ($114,065) plus legal costs.  The legal costs accrued are not for Premier, as they will be expensed as incurred, but for VARCO.  In the suit there is a provision that states that the suit also includes provision for VARCO to recover all of the reasonable and necessary attorney’s fees incurred.   Assuming that their attorney’s spend up to about 150 hours we accrued an additional $34,000.

22.	Disclose the name of the court in which your lawsuit is pending and the date it was instituted.

Answer: The suit was filed in the 125th Judicial District Court of Harris County, Texas on February 24, 2010.

Management’s Discussion and Analysis, page 15

23.
In the penultimate paragraph of page 9, you refer to a detailed discussion of the use of proceeds. Provide that discussion in this section, and explain how each funding scenario will affect your capital resources, liquidity, and financial results.

Answer: Under the discussion of MD&A, we have included an explanation of how each funding scenario will affect our capital, liquidity, and financial results. This explanation was included at the end of the MD&A discussion.

Liquidity, page 15

24.
You state in the penultimate paragraph of page 9 that you “do not plan to use any of the proceeds to pay off debts owed by the Company.” Discuss the sources you plan to use to pay your debts, both short-term and long-term.

Answer: Of the short-term liabilities, approximately $266,000, $148,000 is related to the VARCO lawsuit, leaving approximately $118,000 of short-term liabilities that need funding over the next 12 months.  We plan to accomplish this through cash flows from additional revenues, as we plan to invest $36,000 of the offering (if the minimum amount of $60,000 is raised) to in revenue generation activities, and when needed, shareholder advances.

Long-term liabilities total approximately $98,000 at June 30, 2010 and we plan to fund these liabilities through cash flows from operations.

Results for the Three Months Ended March 21, 2010, page 16

25.
Please clarify the statement in this section and similar statements in other sections that the reduction in revenue is due to the “continued deterioration of the small oil field production volume.” Please explain if this was related to one or more oil fields and the names of the customers or owners of that oil field. Clarify whether the “deterioration” was a result in the closing of the oil fields or the reduction in volume or some other reason. If known, please discuss the reasons for the closing or reduction. For example, explain whether the fields were no longer “economically viable” because of the resource depletion, competitive pricing, decreased demand, or some other factor.

Answer: When we reference “continued deterioration of the small oil field production volume” we used it in the context of the independent and privately owned companies who were stopping production on their fields as the price of oil and gas dropped below the threshold where it’s profitable.  For instance, in 2008 gas was trading upward of $9.00 per MMBTU and is currently about $3.80 MMBTU.  It has been volatile since 2008 as it spiked at about $7.40 per MMBTU in December 2009.  Typically the independent companies do not work their gas fields if the price drops below $5.00 per MMBTU.

The two companies where we have seen significant decreases in the six months ended June 30, 2010 versus June 30, 2009 are, J-W Operating Company $85,000 and Range Resources $52,000 – all due to the decrease in price of oil and gas.

Interest of Management and Others in Certain Transactions, page 18

26.
We note your disclosure on pages F-12 and F-25 that 49% and 44.8% of the company’s revenues for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively, was generated from services performed by an entity controlled by the company’s CEO. Please include detailed information of this and any other related party transactions in this section, including how the terms of these services were determined. Please file any agreements between the company and this entity or any other related parties. Finally, please include a risk factor addressing your dependence on this entity and the conflicts of interest that may arise. In that new risk factor or another risk factor, please also discuss your dependence on your other two major customers.

Answer: We note your comment and have expanded the disclosure to include details of the related party transactions for the six months ended June 30, 2010 and the year ended December 31, 2009.

Capitalization, page 20

27.
In your tabular presentation, you indicate that your total capitalization, as of March 31, 2010, amounted to ($194,131). Please provide us with the underlying calculation that supports your determination of this amount.

Answer: As of June 30, 2010 our capitalization is negative $257,966.  It is calculated by taking our current assets ($8,325) less our current liabilities ($266,291).

Financial Statements, page F-1

Balance Sheet, page F-1

28.
In the line item indicating your “Total Stockholders’ Equity,” please re-label this description to indicate “Total Stockholders’ Equity/(Deficit),” as your most recent period presented reflects a deficit balance. Also, correct the spelling of “Stockholders.”

Answer: We note your comment and have made the changes.

Statements of Operations, page F-2

29.
It appears that the gross profit measures you present in your statements of operations may inappropriately exclude depreciation expenses attributable to cost of sales. Please clarify how your presentation complies with SAB Topic 11:B which states, “depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.” If you have improperly excluded depreciation and amortization from cost of sales, please explain to us how you plan on correcting this.

Answer: We improperly excluded depreciation expense from Cost of Sales and have corrected by allocating the expense by asset and reclassing our financial statements accordingly, for the six months ended June 30, 2010 and the years ended December 31, 2009 and 2008.

Statements of Cash Flows, page F-3

30.	Please label this statement as “unaudited” in your next amendment.

Answer: We note your comment and have included “unaudited”.

31.	The subtotal for “Cash Flows from Investing Activities” should be re-labeled to reflect that cash was “provided by” such activities in 2009.

Answer: We note your comment and have made the changes.

Note 1 – Nature of Activities and Significant Accounting Policies, page F-5

Nature of Activities, History and Organization, page F-5

32.
In the third paragraph, in which you describe the recapitalization event, you state, “The financial statements have been prepared as if Premier had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.” Please correct this to reflect that CTM, rather than Premier, is reflected as having always been the reporting company. Additionally, we note that you make this same disclosure several times throughout the filing. Please ensure that corresponding revisions are made to each similar disclosure.

Answer: We note your comment and have made the changes.

Significant Accounting Policies, page F-5

33.
Please provide a disclosure of your accounting policy for fixed assets and the corresponding depreciation method(s) used, including the estimated lives of the major categories of your fixed assets. Refer to FASB Topic 235-10-50-4, for additional guidance.

Answer: We have included an accounting policy for Fixed Assets pursuant to FASB Topic 235-10-50-4.  We have added this policy to the June 30, 2010 footnotes and the December 31, 2009 footnotes.

Report of Independent Registered Public Accounting Firm, page F-13

34.
Please tell us why your accountant referenced management’s assertion on the effectiveness of internal control over financial reporting in the third paragraph of their report, as we were unable to locate this assertion in your filing.

Answer: Our auditors have reissued their opinion without the assertion on the effectiveness of internal control over financial reporting.

Note 5 – Income Taxes, page F-23

35.	Please tell us what consideration you gave to the policy disclosure requirements of FASB ASC Topic 740-50-19, and why, if true, you concluded that such disclosures were unnecessary.

Answer: Management’s analysis shows it is not deemed it more likely than not for the benefit to be realized.  Therefore under FASB ASC Topic 740-50-19 we concluded that such disclosures were unnecessary.

36.
In the last sentence of the first paragraph of your disclosure, you state, “Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is deemed more likely than not to be realized.” Please revise your disclosure to indicate that “It is not deemed more likely than not to be realized.” Please ensure that corresponding revisions are made to any similar disclosures made throughout your filing.

Answer: We have corrected to indicate that it is not deemed more likely than not to be realized.

Note 8 – Recent Accounting Pronouncements, page F-24

37.	Please expand your disclosure to indicate management’s evaluation and expectation of impacts, if any, from the new pronouncements disclosed here. Refer to SAB Topic 11:M, for additional guidance.

Answer: We have included a disclosure stating that Management has evaluated the pronouncements and does not believe that any of them will have a material impact on the Company’s operations or financial reporting.

Undertakings, page II-2

38.	Please revise your undertakings to contain the exact language of the applicable paragraphs of Item 512 of Regulation S-K.

Answer: We have amended our undertakings language to match exactly Item 512 of Regulation S-K.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  Lewis Andrews
Lewis Andrews
President